UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 31, 2010

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver, British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: April 6, 2010

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN ANNOUNCES ADDITION TO ITS BOARD

March 31 , 2010 - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that Mr Gerry Robbertze has been elected to the Board of Directors as a non-executive director, effective March 18, 2010.

Mr Robbertze is an Associate of Camborne School of Mines (ACSM), a Fellow of the Institute of Mining and Metallurgy (FSAIMM), a Member of the South African Mine Managers Association (MSAMMA) and a member of the South African Council for Professional Engineers (Pr Eng). He has served with Anglo American Corporation Limited, Kuruman Cape Blue Asbestos, Tsumeb Corporation Limited, Gold Fields of South Africa, Associated Ore and Metal Limited and Anglovaal Mining Limited. He is currently a Director of the Mineral Corporation Consultancy (Pty) Limited.

President and CEO Ferdi Dippenaar, commenting on the change, said:

"I am very pleased to welcome Gerry Robbertze to the Great Basin Board as a director. He has vast operating experience and an excellent track record. Gerry brings an additional technical capacity to the Board which will greatly assist the Company in the advancement of its Burnstone Mine and the Hollister Project in Nevada."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.